Filed by Equifax do Brasil S.A. Commission File No. 132-00001 pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Boa Vista Serviços S.A. December 19, 2022 Boa Vista Servicos Acquisition Oﬀer Investor Update CkEVpbp7dKASKNOIZJZ1WLTQ2lsQQgSn

Forward-looking statements This presentation contains certain forward-looking information to help you understand Equifax and its business environment. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to future ﬁnancial and operating results, our strategy, our ability to successfully negotiate and consummate the proposed transaction with Boa Vista Servicos, the ability of Boa Vista Servicos to receive shareholder approval if a deﬁnitive agreement is signed, the expected ﬁnancial and operational beneﬁts, synergies and growth from the proposed transaction, our ability to integrate Boa Vista Servicos and its products, services, technologies, IT systems and personnel into our operations, the impact of COVID-19 and changes in U.S. and worldwide economic conditions, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to diﬀer materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent SEC ﬁlings. As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. PROPRIETARY | 2

No Oﬀer or Solicitation; Filings with the SEC NO OFFER OR SOLICITATION This communication shall not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to the registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This presentation is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an oﬀer to acquire any of the securities of Equifax or Equifax Brazil. FILINGS WITH THE SEC Equifax® (NYSE: EFX) and Equifax Brazil plan to ﬁle a Registration Statement on Form S-4/F-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the Boa Vista Servicos transaction. The Form S-4/F-4 will contain an exchange oﬀer prospectus and other documents. The Form S-4 and prospectus will contain important information about Equifax, Equifax Brazil, Boa Vista Servicos, the transaction and related matters. Investors and shareholders of Boa Vista Servicos should read the prospectus and the other documents ﬁled with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus and all other documents ﬁled with the SEC in connection with the acquisition will be available when ﬁled free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents ﬁled with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Oﬃce of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000. PROPRIETARY | 3

EFX has made oﬀer to acquire BVS, the second largest credit bureau in large and fast-growing Brazilian market EFX has made oﬀer to acquire all outstanding shares of Boa Vista Servicos (“BVS”)… R$8 oﬀer implying an Enterprise Value of USD$583M¹… Paid in combination of cash, EFX BDRs², and EFX Brazil shares. EFX intends to buy back stock in 3-12 months following closing to oﬀset dilution. EFX would take BVS private and de-list it from Brazilian stock exchange Attractive returns in fast growing Brazil market … Accretive revenue and margins, expect EPS accretive in Year One. Attractive EBITDA multiple of 11X 2021 US GAAP Equivalent EBITDA Proposal delivers compelling value to BVS shareholders … 89% premium to 12/15 close, 185% premium to enterprise value, immediate liquidity ACSP (30% owner) is aligned with EFX (10% owner) behind acquisition proposal… Former EFX CEO - Paulino Barros - expected to assume Executive Chair role of BVS. Closing expected in mid-2023 Acquisition expands International footprint in large and fast-growing Brazilian market and aligned with EFX2023 Non-mortgage and Bolt-on M&A strategy… diﬀerentiated data, NPI growth, EFX Cloud Oﬀers BVS access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new vertical industries EFX knows business and market well from investment in BVS over the past 11 years 1. Valued as of 12/15/2022 PROPRIETARY | PROPRIETARY | 4 4 2. Brazilian Depositary Receipt

Proposal Overview ● Under the terms of the proposal, Equifax would oﬀer all BVS shareholders the option to receive (1) R$8.00 per share in cash, (2) a combination of cash and Brazilian Depositary Receipts (“BDRs”) representing shares of Equifax common stock or (3) a combination Financial Consideration of shares of Equifax Brasil common stock and cash or Equifax BDRs. ● EFX intends to buy-back an equivalent number of EFX shares in the 3-12 months following closing to oﬀset dilution ● EFX purchase remaining 90% of BVS shares for net purchase price of $564 million, representing $722 million gross purchase price (@ R$8 / share) net of BVS excess cash ($158 million) Purchase Consideration ● Expect ACSP to retain up to 20% ownership in Equifax Brazil ● Net purchase price of $564 million will be $404 million of cash and EFX shares/BDRs, and $160 million in shares of Equifax Brazil (20% ownership) … plan to repurchase EFX shares issued over 3-12 months following closing ● The transaction would be subject to BVS board and shareholder approval and other customary closing conditions and is expected to close in mid-2023. Transaction Review ● ACSP, BVS’s largest shareholder, would enter into a 15-year agreement with BVS to provide exclusive access to its data, ACSP Agreement refrain from competing with BVS’s business and provide BVS with consulting and regulatory support services. ● Oﬀer is not subject to any ﬁnancing contingency and was made with the support and agreement of ACSP, the largest Other shareholder of BVS, who is expected to maintain ownership of up to 20% in EFX Brazil. Note: USD ﬁgures are based on purchase price for BVS shares of R$8/share, and USD/BRL exchange rate of 5.3180 (PTAX as of PROPRIETARY | PROPRIETARY | 5 5 December 15, 2022). Available BVS cash based on BVS Financial Statements as of 9/30/2022.

Brazilian Credit Bureau Industry

Estimated Market Share for Credit Bureau Industry in Brazil


quod
SPC BRASIL
4%
13%
BoaVista
15%
67%
serasa

Estimated Brazilian TAM for BVS's Product Offerings


~$700M(1)(2)
Credit Bureau
~$760M
Debt Renegotiation
~$190M
E-Commerce Anti-fraud

Main Clients of Credit Bureau Players

Traditional Financial Institutions	Fintechs	Other Clients
Traditional financial institutions are the largest client segment for credit bureau players, as they consume a large range of analytical solutions and risk report services	Fintechs are the fastest-growing clients of credit bureau clients. **BVS has the leading share in this segment (~80% of revenues),** given its increasing investments in new analytical solutions	Companies in telco, utilities, insurance, consumer goods, and retail sectors represent a **large share of clients that consume credit bureau products focused on risk reports and recovery solutions**

TAM is growing ~14% from positive data, open banking, and growing credit penetration

EQUIFAX

1. Assumes Quod's 2021A revenue breakdown is equal to 2020A's. Assumes SPC's 2021A revenue breakdown is equal to industry average.
2. Considers 2021A Credit Bureau revenues from Serasa, BVS, SPC, and Quod.

PROPRIETARY | 6

BVS Overview BVS is a high-quality credit bureau in Brazil ● BVS is a key player in a large, fast-growing Brazilian market that provides data collection, data processing, and analytical solutions (decision and recovery products) BVS ✓ Strategic, adds ● BVS is seeing strong growth with positive data adoption across Brazil non-mortgage growth ● Two main LOBs: Decision Services (decision support scoring products, models, algorithms and data ✓ Expands INTL footprint analytics) and Recovery Services (assists clients with delinquency and recovery) ✓ Aligned with Bolt-on M&A strategy ● Expands access to credit for traditionally underbanked and underserved populations ✓ Large and fast growing Brazilian market ● Strong ﬁnancial performance with mid-teen revenue growth and expanding EBITDA margins ✓ Leverage EFX Cloud, products, and capabilities EFX would accelerate BVS’s Technology, Product and Data Transformation ✓ Barros will lead as Exec Chair ● EFX Cloud technology and unique data assets would help BVS become the go-to platform for ✓ Attractive +20% YTD revenue millions of Brazilian consumers growth in CC ✓ 38% YTD EBITDA margins ● Leverage global EFX footprint and technology to drive new products and capabilities in accretive to EFX Brazil ✓ Attractive ﬁnancials at $48M ● Enhanced security capabilities would improve BVS’s platform and position as market leader YTD EBITDA PROPRIETARY | PROPRIETARY | 7 7 Note: YTD 2022 ﬁgures are as of 9/30/2022.

BVS is a leader in analytical solutions

1 BVS is a leading provider of credit reporting services and analytical solutions. Founded in 2010, BVS is headquartered in Sao Paulo, Brazil

2 1M+ customers across wide range of industries in Brazil

Positive data adoption and open banking driving growth; early innings

Beginning to see benefits from strategic transformation and M&A strategy

3 YTD 2022 revenue +20% growth
Decision Services: Custom products and services that apply analytical content to large amounts of data; ~85% YTD revenue
Recovery Services: Helps customers reduce delinquencies through collection platforms, electronic notifications and printed letters; ~15% YTD revenue


+20%

Leading Credit Bureau with Advanced Analytics

- Extensive and exclusive database built over many years
- Proprietary data enriched by analytics
- Pioneer in positive data
- Sophisticated capabilities to develop advanced algorithms
- Customized and scalable solutions
- Partner of choice among fintechs
- Digital transformation powering agile solutions

EQUIFAX Note: YTD 2022 figures are as of 9/30/2022 and reported in accordance with IFRS.

PROPRIETARY | 8

BVS has shown strong historical ﬁnancial performance Financial Impact ✓ 11X 2021 EBITDA multiple drives attractive EFX returns ✓ Accretive revenue growth rates Reais in millions and EBITDA margins, EPS accretive in year 1 Recovery Services Strategic bolt-on acquisition Decision Services ✓ Aligned with LT Growth framework and bolt-on M&A strategy ✓ Large and fast growth in Brazil market Decision Services Growth 14% 0% 22% 18% ✓ Expanded EFX International Recovery Services Growth -3% -25% 3% 32% footprint and Non-mortgage 10% -5% 19% 20% Total Revenue Growth revenue $285 / 43% $285 / 45% $365 / 49% $340 / 52% Adjusted EBITDA (IFRS) ✓ Leverage new EFX Cloud (Reais M) / % $127 / 19% $183 / 29% $272 / 36% $248 / 38% technology and data fabric Adjusted EBITDA (US GAAP Equiv) (Reais M) / % *YTD FY22 are ﬁnancials through 9/30/2022 and are publicly available through BVS’s ﬁlings. PROPRIETARY | 9 **Financial results reported in accordance with IFRS. Adjusted EBITDA (US GAAP Equivalent) is an EFX estimate.

EFX will deliver strong synergies to BVS Improve BVS’s Competitive Position to More Actively Participate in the Brazilian Credit Revolution 1 EFX’s cloud native technology and unique datasets would help BVS become the go-to platform for Brazilian institutions and businesses Expand BVS’s Oﬀerings to Provide More Products to Customers Leverage EFX’s global footprint and position in 24 countries, including market leading 2 positions in Latin America, to introduce new high-value products and services that would beneﬁt BVS customers Accelerate BVS’s Digital Transformation to Enhance Capabilities Oﬀered to Customers 3 EFX’s best-in-class technologies and longstanding worldwide expertise would lead BVS transformation and enable it to oﬀer more digital capabilities and beneﬁts to customers Leverage Scalability, Technology, and Security EFX’s enhanced technology and security capabilities to improve BVS’s service platform and 4 business scale PROPRIETARY | PROPRIETARY | 10 10

BVS would broaden our global presence in an important growth market CANADA UNITED KINGDOM UNITED STATES IBERIA INDIA Key Revenue Drivers Consumer Credit Brazil LATAM Commercial Credit Employment & Income AUSTRALIA NEW ZEALAND Identity & Fraud Analytics Collections PROPRIETARY | PROPRIETARY | 11 11

BVS aligns with EFX bolt-on M&A strategy… Adding over ~$615M in revenue plus synergies to non-mortgage run-rate revenue in last 24 months

Run-rate Revenue ~$615M / ~1,150 BPS[1]		Date	M&A PRIORITIES: Differentiated Data	M&A PRIORITIES: Strengthen EWS	M&A PRIORITIES: Broaden ID&F Capabilities
$175M	Insights	4Q21	✓	✓	✓
~$165M	BVS[3]	2Q23	✓		✓
$115M	Kount ID&F	1Q21	✓		✓
	Midigator	3Q22	✓		✓
$160M+	LawLogix	3Q22		✓	
	Data-Credito	1Q22	✓		
	Efficient Hire	1Q22	✓	✓	
	Teletrack	3Q21	✓		
	Health e(fx)	3Q21	✓	✓	
	i2Verify	1Q21	✓	✓	
	HIREtech	1Q21	✓	✓	
	Other[2]	1Q21	✓		

Reinvesting strong performance in strategic, bolt-on M&A for future growth

EQUIFAX

1. Calculated as $615M of acquisition revenue divided by midpoint of 2022 Equifax revenue guidance provided on 10/20/22.
2. Includes AccountScore and Creditworks acquisition.
3. BVS ~$165M revenue is annualized estimate based on 9/30/22 YTD financials.

PROPRIETARY | 12

BVS would add over $165M in non-mortgage revenue from the fast growing Brazilian market +$1B Non-Mtg Rev Since 2019 Non-Mortgage ~$5.1B Growth Levers $47B BVS ✓ EWS expansion into US – Empl. Svcs /HR US - Govt Talent, Government, US - Talent $3.5B I9 / Onboarding ✓ USIS Identity & Fraud accelerating ID&F ✓ New INTL markets ~$3.9B driving growth in Non-Mtg ID&F $2.8B Traditional Non-Mtg✓ Accelerating NPIs Credit Bureau ✓ Cloud native EFX non-mortgage growing at ~12% CAGR... Non-Credit Revenue over 50% of EFX revenue PROPRIETARY | PROPRIETARY | 13 13 Note: 2022 projections represent midpoint of the guidance range issued on 10/20/22.

Trevor Burns • Investor Relations • trevor.burns@equifax.com Copyright © 2022 Equifax Inc. All Rights Reserved. Equifax is a registered trademark of Equifax Inc. PROPRIETARY | 14